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                              August 3, 2023

       Jill M. Griebenow
       Chief Financial Officer
       Cboe Global Markets, Inc.
       433 West Van Buren Street
       Chicago, Illinois 60607

                                                        Re: Cboe Global
Markets, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed February 17,
2023
                                                            File No. 001-34774

       Dear Jill M. Griebenow:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K filed February 17, 2023

       General

   1. We note that you provided more expansive disclosure in your 2023 ESG Report ("ESG
                                                        Report") than you
provided in your SEC filings. Please advise us what consideration you gave to providing the
same type of climate-related disclosure in your SEC filings as you provided in your ESG
Report.

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       64

   2. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such
as the following:

                                                              decreased demand
for goods or services that produce significant greenhouse gas
 Jill M. Griebenow
Cboe Global Markets, Inc.
August 3, 2023
Page 2
              emissions or are related to carbon-based energy sources;
                increased demand for goods that result in lower emissions than competing products;
                increased competition to develop innovative new products that result in lower emissions;
                increased demand for generation and transmission of energy from alternative energy sources;
                any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions; and
                potential climate-related opportunities, such as developing ESG-related indices and products.
3. We note your ESG Report identifies physical climate risks for your largest offices and data centers as a potential climate-related risk. Please discuss the physical effects of climate change on your operations and results, such as weather-related damages to your property or operations and weather-related impacts on the cost or availability of insurance. Include quantitative information for each of the periods covered by your most recent Form 10-K and explain whether increased amounts are expected in future periods.
         In addition, please discuss the potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers.
4. You reference the purchase of carbon offsets and Renewable Energy Certificates or
         RECs in your ESG Report. Please provide disclosure about these purchases and any material effects on your business, financial condition, and results of operations. Provide us with quantitative information for each of the periods covered by your most recent Form
         10-K and the amounts budgeted for or expected to be incurred in future periods.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Mateo at 202-551-3465 or Jennifer Angelini at 202-551-3047
with any questions.



FirstName LastNameJill M. Griebenow                            Sincerely,
Comapany NameCboe Global Markets, Inc.
                                                               Division of
Corporation Finance
August 3, 2023 Page 2                                          Office of
Finance
FirstName LastName